02042556

GRUPO CARSO, S.A. DE C.V.

July 5, 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the english version of the following information of Grupo Carso, S.A. de C.V., wich was also sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), in accordance with Mexican legislation.:

- Annual Report for the social year 2001.
- Revelation of the application code of the best applicable corporate practices regarding the board of directors and the stockholders general meeting of Grupo Carso, S.A. de C.V., for the social year 2001, with updated information as of 18 june 2002.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

dlw 7/15

REVELATION OF THE APPLICATION

CODE OF THE BEST APPLICABLE CORPORATE PRACTICES

REGARDING THE

BOARD OF DIRECTORS AND THE

STOCKHOLDERS GENERAL MEETING

OF

GRUPO CARSO, S.A. DE C.V., FOR THE SOCIAL YEAR 2001,

WITH UPDATED INFORMATION

AS OF 18 JUNE 2002

REVELATION OF THE APPLICATION OF THE BEST APPLICABLE CORPORATE PRACTICES REGARDING THE BOARD OF DIRECTORS AND THE STOCKHOLDERS GENERAL MEETING FOR THE SOCIAL YEAR 2001 WITH UPDATED INFORMATION AS OF 18 JUNE, 2002.

CORPORATE MANAGEMENT OF ISSUER

BOARD OF DIRECTORS

i) Regarding the Board of Directors responsibilities (see section II; Principle1)

In this section, the responsibility of the Board of Directors within the society shall be mentioned, also stating the vision of the Board and how it fits within the managing process. Also and within the general outlay, a description must be given regarding the specific functions carried out by the Board, stating why they are considered relevant and necessary.

The Board of Directors, as a professional association entity, is responsible for the representation of the society and the business management contemplated in the corporate purpose, within the limits considered in the same social by-laws.

To fulfill said purpose, the Board of Directors has the vision to ensure at all times a diligent management for the society and to carry out all necessary actions to comply with its corporate purpose. Hence and in order to honor said representative responsibility for the society, the Board of Directors grants several powers of attorney, both to officers as to third parties, which ensures a more flexible modus operandi on behalf of the society, to satisfy the performance of the corporate purpose.

The Board of Directors is deeply involved, within the managing process of the society, in all the relevant operations of same, which are known and analyzed by said entity, in a timely manner, so it can make the most adequate decisions for the proper management of the society, with all the necessary and sufficient information at hand for the proper management of the social business.

The Director General has the undisputed back up, back and supervision of the Board of Directors.

The faculties of the Board of Directors are as follows: a) To appoint and remove the Society's Director General; b) To determine how the votes corresponding to the stock owned by the Society in the Stockholders Ordinary and Extraordinary Meetings of the different societies where it holds the majority of stock, must be issued; c) To approve, prior to the authorization of the Stockholders Ordinary General Meeting the acquisition or sale of stock, or the enforcement of the right of withdrawal, in certain cases; d) To discuss and should it be the case, issue all pertinent opinions it may consider applicable regarding all actions and resolutions of the Executive Committee of this Society, included in the activities reports that said entity shall submit in compliance with what is

contemplated in the by-laws; e) Open branches or agencies of the Society; f) To approve, in any given manner, the transfer of all trademarks, invention patents and copyrights; g) To appoint the people in charge of purchasing and selling own stock, in compliance with what is set in Article 14 bis 3, item I of the Securities Market Law; h) The faculty that can not be delegated to approve all operations other than the ones from the general business activities and that are intended to be held between the Society and its shareholders, with people involved in the managing of the Society of with whom, said people have patrimonial bonds or, whenever applicable, parental ones, by means of either blood or affinity ones, until the second degree, either the spouse or the concubine; the purchase or sale of 10% (ten per cent) or more of the assets, the granting of warranties for an amount higher than 30% (thirty per cent) of all assets; as well as operations other than the abovementioned ones, representing more than 1% (one per cent) of the Society's assets. The members of the Board of Directors will be responsible for all their decisions regarding this aforementioned subsection h), unless for what is set in Article 159 of the Commercial Corporation Law; i) To establish an auditing committee in accordance with the manner and terms set as follows:

1. The Auditing Committee is made of directors, and the President as well as the majority of them shall be independent ones and said Committee will also rely on the presence of the Statutory Examiner(s), who will attend their meetings as guests, with an authority to speak right and no voting one.

2. The Auditing Committee will have the following responsibilities: i) The elaboration of an annual report regarding its activities and the submission of same to the Board of Directors; ii) Issue opinions regarding all transactions with individuals involved with paragraph h) of the Twenty Fourth Article of the social by-laws, and iii) Propose the hiring of independent specialists whenever it may deem it necessary in order to issue opinions regarding transactions mentioned in paragraph h) of the Twenty Fourth Article of the social by-laws.

3. The Auditing Committee shall be entitled to set the regulating norms for an adequate management, and

j) All other faculties legally granted to same by Law.

Last but not least, it is determined that besides the responsibilities set in the social by-laws and other legal ordinances, the Board of Directors will also : (i) determine the strategic vision of the society; (ii) make sure that stockholders and the market alike, have access to the society's public information; (iii) set internal control mechanisms; (iv) make sure that the society has all the necessary mechanisms so it can verify it complies with all the different applicable legal resolutions, and (v) appraise regularly the Director General's performance.

ii) Regarding the Board of Directors Structure (see section I, Principles 10,11 and 14).

It will be relevant to mention here the structure of the Board of Directors. It will also be necessary to point whether there exist intermediary organisms that help the Board in carrying out its responsibilities. Also, it will be necessary to state how many, which and what functions they perform. In the description, it will also be necessary to explain the manner how all intermediary organisms report their activities to the Board of Directors.

The Board of Directors has a solid as well as flexible structure that allows the proper management of the social business.

The Board of Directors is structured as a 12-director professional association entity with their corresponding alternate directors. Any Shareholder or group of Shareholders representing at least 25% of the total amount of the shares will be entitled to name a delegate. Said percentage will be 10% as long as the Society has its shares registered in the Mexican Stock Exchange.

Every member of the Board of Directors shall be at all times Mexican. The directors are elected for a one-year period and shall continue fulfilling their responsibilities even when their term may have come to an end, until their replacement s have been duly appointed and are in full charge of their duties.

It is our belief that the Board of Directors of the Society is a plural body, since it has members of the highest level of several entrepreneurial sectors, which allows a wide spectrum of opinions .

The percentage of patrimonial and independent directors jointly exceeds the minimal percentage set by the Code of Better Corporate Practices. The percentage of independent directors within the Board of Directors also exceeds the minimal percentage set regarding the Code itself.

The Board of Directors is assisted in its duties by 2 committees named (i) Appraisal and Compensation Committee; and (ii) Auditing, Finance and Planning Committee according to what is set in the Code of Better Corporate Practices and in the Circular Letter 11-29 of the National Banking ands Securities Commission;

Regarding the Integration of the Board of Directors	YES	NO	Comments
1) Is the Board of Directors integrated by a minimum of 5 and a maximum of 15 directors? (Principle 2)	X		
2) *Are there only directors? (Principle 3)		X	Since the reform in the Securities Market Law published in the 1

			June 2001 Federation Official Journal (hence after the beginning of the term of the Code of Better Corporate Practices), it was determined that an Alternate Director be named for each corresponding Director.
3) Can the alternate directors only cover for a previously established director? (Principle 3)	X		
4) If so, does the director suggest the appointment of the person to be his(her) corresponding alternate, to the Board of Directors? (Principle 3)		X	It is practically a Board made by a large percentage of Directors, who have been acting as such for some years now. In witness whereof, what has been done is a distribution of the members of the Board of Directors, so there exists

			among the Alternate Directors and their corresponding directors a more effective team involvement.
5) Do the independent and patrimonial directors jointly represent at least 40% of the Board of Directors? (Principle 7)	X		
6) Do the independent directors represent at least 20% of the total amount of directors? (Principle 7)	X		
7) Are the directors considered independent and patrimonial mentioned, in the annual report submitted by the Board of Directors? (Principle 8)	X		
8) Is the category of the patrimonial directors mentioned in the annual report? (Principle 8)	X		
9) Are the main positions of each director mentioned in the annual report of the Board of Directors, on the date of same? (Principle 9)	X		

* Should this question be answered affirmatively, it will be necessary to answer NOT APPLICABLE for the following questions 3) and 4) in the Comments column.

Regarding the Structure of the Board of Directors	YES	NO	Comments
10) Does the Board of Directors carry out the Duties of Compensation and Appraisal, Auditing and Planning and Finance?	X		When it deals with matters regarding

(Principle 10)			this issues that must be submitted to the advisement of the Board of Directors due to their relevance.
11) Are the intermediary entities only made of directors? (Principle 12)	X		
12) Is every intermediate entity made of a minimum of 3 members and a maximum of 7? (Principle 13)	X		
13) Does every independent director is involved in a least one of the intermediate entities, besides carrying out his/her duties in the Board ? (Principle 16)	X		Each Independent Director is involved in at least one of the Committees.
14) Is the intermediate entity in charge of the Auditing activity presided by an independent director? (Principle 17)	X		

Regarding the Management of the Board of Directors	YES	NO	Comments
15) Does the Board of Directors gather at least 4 times a year? (Principle 18)	X		
16) Is at least one of Board of Directors Meetings dedicated to the definition of the Society medium and long term strategy? (Principle 18)	X		The Comments regarding this issue are recurrent in most of the Board

			of Directors Meetings.
17) Can a Board of Directors meeting be summoned with at least 25% of directors of a directors' meeting? (Principle 19)	X		
18) Do the directors have access to all the relevant information at least 5 days prior to the date of the sitting? (Principle 20)		X	It must be stated that all the relevant information is disclosed to the public, in compliance with what is set in Article 16 bis of the Securities Market Law. However, the consolidation and preparation of the relevant information to be approached in the Board of Directors sittings, has allowed, so far, the handing of same to the Directors, 5 calendar days prior to the date of the

			corresponding sittings. A continued effort will be carried out to extend the aforementioned term.
19) *Is there any given mechanism to ensure that the directors may appraise issues regarding strategic matters, even though they do not receive the necessary information at least 5 days in advance? (Principle 20)	X		Should the directors fail to receive all the necessary information at least 5 weekdays in advance and should there be any given strategic issue, either the Chairman, or the Director General or the Secretary of the Board, whatever the case might be, would previously discuss it on the telephone or by means of the fax

			with every single director, or would distribute the necessary information in order to be able to comment and make a decision regarding same, in the corresponding sitting.
20) *Is the first-time appointed director briefed regarding his/her duties and the current status of the society? (Principle 21)	X		Each newly appointed director is given information regarding the structure and status of the Society, as well as several provisions applicable to the officers and directors of the entities registered in the National Securities Registry; also, in the recent

			case of new designations, the appointed persons have, thanks to their corporate experience the general knowledge of the faculties, as well as the legal consequences and power of a Director.

Regarding the Directors Duties	YES	NO	Comments
21) Do the directors inform both the President and the Secretary of the Board of any conflict that may lead them not to vote and that they do avoid participating in the corresponding deliberation? (Principle 22)	X		The Directors must inform of any such conflict.
22) Do the directors make use of the assets or services of the society strictly to honor the fulfillment of their social purpose? (Principle 23)	X		
23) If so, are clear policies determined when the directors exceptionally make use of the assets of the society for personal matters? (Principle 23)		X	The existing policy determines that in no case the assets of the Society may be used by the

			directors for personal matters.
24) *Do the directors dedicate at least 70% of their time in attending the sessions for which they are summoned? (Principle 24)	X		There exists a very high level of attendance on behalf of the members of the Board.
25) *Do the directors keep an absolute confidentiality regarding the social matters they are aware of, in the sittings they attend? (Principle 25)	X		The directors are aware of the confidentiality of all information issued in the Sittings and consequently, are also aware of their duty to maintain an absolute secrecy regarding same.
26) Do the directors and the alternate directors keep each other informed regarding the matters dealt with in the Board's sittings? (Principle 26)	X		All alternate directors are invited to all and every sitting of the Board.
27) Does the Board of Directors take into account the opinions, recommendations and suggestions emerging from the company's performance analysis? (Principle 27)	X		

* Should the answer to said questions be an affirmative one, they will have to be stated in more detail in the Comments column.

COMPENSATION AND APPRAISAL PERFORMANCE

iii) Regarding the Compensation and Appraisal Performance (see section III, Principle 28)

The handling of the Director General's Compensation and Appraisal as well as the top Officers', shall be mentioned in this section, by describing the processes used to comply with said performances.

Regarding he abovementioned, The Board has and Evaluation and Compensation Committee made of 3 directors and works as a backing entity on behalf of the Board in the decision making in this matter. Said Committee has the following duties: (i) suggest to the Board as how to recommend the Director General and the top officers, as well as review that their hiring conditions and probable severance payments in case of detachment from the Society comply with the policies approved by the Board; (ii) recommend the criteria to the Board for the appraisal of the Director General and the top officers, according to the general policies determined by the Board of Directors; (iii) analyze and submit to the Board of Directors the proposal made by the Director General as to the structure and amount of the compensations of the top executives of the Society, and (iv) carry out any other duty determined by the Board of Directors of the Society.

Regarding the Operation of the entity that carries out the Compensation and Appraisal responsibility	YES	NO	Comments

28) Does the intermediate entity in charge of all Compensation and Appraisal duties ensure that the top level executives hiring and probable payments due to the severance from the society comply with policies approved by the Board? (Principle 29)	X		In the terms contemplated in the Appraisal and Compensation Committee's activities report that is included in the Society's Annual Report regarding the year 2001.
29) Are the policies and structure used to determine the packages of directors and officers disclosed? (Principle 30)		X	

AUDITING DUTY

iv) Regarding the Auditing Duty (see section III Principles 31,37, 38, 40)

In this section, it will be necessary to mention how the Auditing duty is carried out, by mentioning the procedures used to comply with said duties. More specifically, it will be necessary

to describe how the intermediate entity interacts with the Board regarding the Society's accounting practices and mechanisms it has, to ensure top quality in the financial information.

To date, the Board has an Auditing, Planning and Finance Committee with 6 directors, which is a back entity for the Board of Directors regarding the making of decisions in these matters, and with the following Auditing responsibilities: (i) to recommend to the Board of Directors the candidates for external auditors of the Society, refraining from recommending the hiring of those accounting firms where the fees earned for all services rendered to the Society, exceed a percentage of 20% of the total earnings of said firms; (ii) to recommend to the Board both the hiring conditions and the span of the external auditors professional mandates; (iii) to back the Board of Directors by supervising the enforcement of the auditing contracts and by ensuring that the person responsible for the signing of the auditor's certificate of the Society's annual financial statements is other than the one acting as Statutory Examiner, where both persons can be partners from the same firm; (iv) to act as a Communications channel between the Board of Directors and the external auditors, as well as to ensure both the autonomy and objectivity of these last ones, and to intervene in recommending to the Board of Directors, some rotating mechanism for the partner rendering a decision regarding the Society, in order to guaranty total objectivity in the reports, by suggesting that said rotation be made at least every 6 years; (v) to review the work program, the observation letters and the auditing reports, as well as brief the Board of Directors regarding the outcomes; (vi) to recommend to the Board the bases for the preparation of the financial information and submit the accounting policies to the Board of Directors approval, for the preparation of said information, as well as, should any changes in accounting policies be submitted to the approval of the Board of Directors, to participate in said examination, so the reason for said changes be duly justified; (vii) to assist the Board by means of the examination of both the financial information and the issuing procedure; (viii) to contribute in the definition of all the system's internal control general policies, and to appraise its effectiveness in submitting the approval of same to the Board

of Directors, as well as in expressing an opinion regarding the operational and financing controls; (ix) to assist the Board in the coordination and appraisal of the annual internal auditing program; (x) to coordinate the external and internal auditor as well as the Statutory examiner's duties; (xi) to insure that all necessary mechanisms are available so it can be assessed that the Society complies with the different provisions it is bond to; (xii) to make sure that the professional profile of the person appointed as Statutory Examiner of the Society allows said person to carry out any other duty that may be handed him/her by the Society's Board of Directors.

Both the technical capability as well as the auditors' independence are duly taken into account in the selection of same.
The Society offers a rotation for the person in charge of rendering a decision regarding the financial statements.

The Board of Directors leans on the Society's internal structures both in auditing matters as well as in the examination of the enforcement of the different legal provisions applicable to the Society. Internal auditing is a back-up tool for the proper management of the Society that allows it to appraise the financial information that is produced, as well as the effectiveness of all internal controls. In order to do so, the Society has an internal auditing department, which informs the Board of Directors regarding the accounting policies for the preparation of the Society's financial information.

Regarding the Selection of Auditors	YES	NO	Comments
30) Do all earnings of the external auditor as well as of any other external examination from the carrying out of the society's audit, represent an equal or lesser percentage than 20% of the total earnings of the firms in charge? (Principle 32)	X		

31) Does the rotation of the partner rendering an opinion of the society take place at least once every 6 years? (Principle 34)	X		
32) Is the person signing the auditing opinion of the society's annual financial statements different than the one acting as Statutory Examiner? (Principle 34)	X		
33) Is information disclosed in the Annual Report regarding the Statutory Examiner's professional profile? (Principle 35)	X		
Regarding the Financial Information			
34) Does the Society have an internal auditing department? (Principle 36)	X		
35) Does the intermediary entity responsible for the Auditing duty submit the accounting policies for the approval of the Board? (Principle 37).	X		Yes, as far as the acting Auditing Committee deems it convenient to carry out a change or amendment in the current accounting policies. In the activities report of said Committee that is part of the Society's Annual Report for the year 2001, it is stated that it hasn't been deemed

			necessary to submit to the Consideration of the Board of Directors any change regarding the current accounting policies, meaning the ones that have been in force from before the time said Committee was constituted.
36) Does the intermediate entity responsible for the Auditing duty make sure the middle public financial information is elaborated according to the same Principles, criteria and practices that will be used in the annual reports? (Principle 39)	X		
Regarding Internal Controls			
37) Is there an internal control system ? (Principle 41)	X		
38) Are the general policies for the internal control system submitted to the Board's approval? (Principle 41)		X	The Board of Directors is extensively informed by the acting Auditing Committee, of the current internal

			control system that the Society is making use of, and so far, the Board hasn't deemed it necessary to carry out any corresponding change, as it is stated in the Auditing Committee's report included in the Society's annual report for the year 2001.
39) Does the intermediate entity in charge of the Auditing duty appraise and issue an opinion regarding the effectiveness of the internal control system? (Principle 42)	X		
40) Do the external auditors validate the effectiveness of the internal control system and do they issue a report regarding said controls? (Principle 43)	X		

Examination of Compliance with Provisions	YES	NO	Comments
41) Does the intermediate entity responsible for the Auditing duty assess the existence of controls that allow determining whether	X		In order to certify the existence of

the society complies with its applicable provisions and does it report it periodically to the Board ? (Principle 44)			controls the Committee relies on the Society's internal structures. The Committee must brief the Board regarding the honoring of the provisions, especially if any irregularity should happen to be detected.
42) Is the examination of the compliance of all applicable provisions carried out at least once a year? (Principle 44)	X		The compliance of all provisions regarding the Society in all its internal departments is examined. This also happens for the honoring of relevant provisions in the sittings of the Board of Directors, as long as it is

			deemed necessary or convenient.
43) Is the Board of Directors periodically briefed regarding the legal status of same? (Principle 45)	X		It is informed whenever it is deemed necessary.

PLANNING AND FINANCE PERFORMANCE

v) Regarding the Planning and Finance Performance (see section IV, Principle 46)

In this section, it will be necessary to state how the Planning and Finance performances are being honored, by describing the processes used to comply with said performances. Particularly, the interaction the intermediate entity has with the Board shall be included in the description, to back it in the decisions.

To date, the Board has an Auditing, Planning and Finance Committee with 6 directors, which is a back up entity for the Board of Directors regarding the making of decisions in these matters, and with the following Auditing responsibilities: (i) to evaluate and, should that be the case, suggest

the Society's investment policies proposed by General Management and later submit them to the Board's approval; (ii) to evaluate and, should that be the case, suggest the Society's financing policies (capital or debt) to later submit them to the Board's approval; (iii) to intervene in the presentation of an appraisal to the Board of Directors regarding the feasibility of the Society's main investment and financial transactions, according to the established policies; (iv) to evaluate and, should that be the case, suggest the general policies for the determination of the Society's strategic planning and assist the Board in the observation of the congruity regarding the financing projections,, the investment and financing policies with said strategic vision; (v) to express an opinion regarding the annual budget and submit it to the Board for its approval; (vi) to follow-up the enforcement of both the budget and the strategic plan; (vii) to identify the risk factors the Society is subjected to and evaluate the managing policies, and (viii) to carry out any other duty requested by the Board of Directors of the Society.

The Society has long term financing and investment policies, which are determined considering the strategic vision of the Society.

Regarding the Performance of the intermediate entity in charge of the Planning and Finance duty	YES	NO	Comments
44) Does the intermediate entity responsible for the Planning and Finance duty, issue an appraisal regarding the feasibility of the main investments and financing transactions of the Society? (Principle 47)	X		The Committee has done it regarding financing. However, regarding investments appertaining to Grupo Carso and its subsidiaries, no

			relevant investments were carried out in 2001, as it is stated in the activities report of the acting Finance and Planning Committee.
45) Does the intermediate entity responsible for the Finance and Planning duties periodically evaluate the society's strategic position, in compliance with what is set in the strategic plan? (Principle 48)	X		It is carried out in the terms contemplated in the acting Finance and Planning Committee's report, that is part of the Society's Annual Report for the year 2001.
46) Does the intermediate entity responsible for the Finance and Planning duties, back up the Board by examining the congruity regarding the investment and financing policies with the society's strategic vision? (Principle 49)	X		It is done in compliance with the terms included in the acting Finance and Planning Committee's activities report that is part of the

			Society's Annual Report for the year 2001.
47) Does the intermediate entity responsible for the Finance and Planning duties, back up the Board by examining the society's financial projections and by ensuring its congruity with the strategic plan? (Principle 50)	X		It is done in compliance with the terms included in the acting Finance and Planning Committee's activities report that is part of the Society's Annual Report for the year 2001.

vi) Optional Question

If there are complementary corporate ruling practices other than the ones recommended by the Corporate Code of Better Practices, an option is given in this section so the issuer can make them known.

II. Here is a questionnaire regarding the Stockholders General Meeting.

1). All questions submitted in this format shall be answered either affirmatively or negatively with an "X" in the corresponding column.

2) Should the answer be a negative one (and by exception in the case of questions 1 and 2 with an affirmative one), the issuer will be entitled to state why he doesn't comply with the recommended Principle and, if necessary, if he has a mechanism other than the suggested one. In said cases, the answers shall be submitted in the Comments column, clearly stating the corporate ruling practices followed by the Society.

3) The questions refer to a specific section of the Code of Better Corporate Practices, in order to contextualize the meaning of the question.

QUESTIONNAIRE REGARDING THE STOCKHOLDERS GENERAL MEETING

STOCKHOLDERS RIGHTS (see section V)

i) Regarding the information and the Agenda of the Stockholders Meeting	YES	NO	Comments
1) Was the point regarding "Miscellaneous" omitted in the Agenda? (Principle 51)	X		
2) Was the grouping of matters regarding different topics in one single item avoided in the Agenda? (Principle 51)	X		
3) Is all the information regarding each and every item of the Agenda of the Stockholders Meeting available, 15 days prior to the date of same? (Principle 52)	X		

4) Are the stockholders handed some kind of questionnaire containing a detailed amount of information and the possible voting alternatives regarding the items of the Agenda, so they are enabled to issue instructions to their proxies? (Principle 53).	X		In compliance with what is set in Article 14 Bis 3 item VI clause c) of the Securities Market Law.
5) Is there an integration proposal from the Board of Directors included in the information handed to the stockholders, along with information regarding the professional profile of the candidates? (Principle 54).	X		Said information is indeed included within the one available for the stockholders in compliance with what is set in Article 14 Bis 3 item VI clause c) of the Securities Market Law.

ii) Regarding the Information and Communication between the Board of Directors and the Stockholders	YES	NO	Comments
6) Does the Board of Directors include relevant aspects of the works of each intermediate entity, as well as the names of their members in its annual report to the Board? (Principle 55)	X		
7) Are the reports of each intermediate entity submitted to the Board, available for the stockholders, along with the material for	X		

the Meeting? (Principle 55)			
8) Does the society have responsible policies, mechanisms and people to inform the stockholders and to maintain communication channels with the potential stockholders and investors? (Principle 56)	X		

Mexico City, Federal District, 18 June, 2002.